RECEIVED

2008 MAY -5 A 9:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

08002338

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Corporate Functions
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2008-04-21

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following document that was released to our shareholders:

Type of document	Date of release
Press release	2008-04-01

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Corporate Functions

i. A.

Mandy Pfeil
Assistant Corporate Functions

dlw 5/8

RECEIVED

2008 MAY -5 A 9:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Joins Forces with the University of Torino

Carl Zeiss Meditec exclusive provider of microscopes for dental training center at the University of Torino

(Jena, April 1st, 2008) Carl Zeiss Meditec has entered into a cooperation with the distinguished *Centro di odontoiatria del Lingotto* in Torino, Italy, in the field of dental training. The local sales organization installed a total of nine OPMI® PROergo dental microscopes for the reopening of the dental training center in its new premises.

The *Centro di odontoiatria del Lingotto* at the University of Torino is among the world's most renowned dental education and training centers. It was founded more than 50 years ago and offers extensive educational opportunities in the various areas of dental applications in large new rooms.

"Working with universities and educational facilities gives us the opportunity to help dental students become familiar with the latest technology for dental microscopes directly during their training. This enables them to appreciate the benefits of using microscopes at an early stage. We are proud to have been able to convince the University of Torino of the high quality of our products," explains Alberto Portalupi who is responsible for sales for Carl Zeiss Meditec in Italy.

OPMI® PROergo is an innovative dental microscope featuring brilliant optical quality. This microscope can be very easily positioned and all optical functions can be controlled mechanically. The microscope has an outstanding ergonomically correct design and is particularly well-suited for use as a training microscope.

Press Release

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye ailments: vision defects (refraction), cataract, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and aftercare. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyzer, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT** surgery, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualization solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of the innovative performance in the area of microsurgery is the OPMI Pentero® visualization system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualization systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaft mbH, *Acri.Tec AG and Carl Zeiss Medical Software GmbH), the USA (Carl Zeiss Meditec, Inc., Dublin), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Carl Zeiss Meditec S.A.S., La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Press Release

CARL ZEISS MEDITEC

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Public Relations
Kerstin Nössig/ Public Relations
Göschwitzer Straße 51-52
07745 Jena

Telefon: +49 (0) 36 41 - 2 20 - 3 35
Telefax: +49 (0) 36 41 - 2 20 - 2 82
E-Mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

END

Press Release